UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)*

FLEXION THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

33938J106

(CUSIP Number)

Versant Venture Capital III, L.P.

Robin L. Praeger

One Sansome Street, #3630

San Francisco, CA 94104

415-801-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Name of Reporting Persons Versant Venture Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 994,129 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 994,129 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 994,129 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.0% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by Versant Ventures III, LLC (“VVIII-LLC”), Versant Venture Capital III, L.P. (“VVC-III”), Versant Side Fund III, L.P. (“VSF-III”) and Versant Development Fund III, LLC (“VDF III” and, with VVIII-LLC, VVC-III and VSF-III, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

These shares are held by VVC-III. VVIII-LLC is the sole general partner of VVC-III and may be deemed to have voting and investment power over the securities held by VVC-III and as a result may be deemed to have beneficial ownership over such securities. Each of Brian G. Atwood, Ross A. Jaffe, Samuel D. Colella, Donald B. Milder, Rebecca B. Robertson, Bradley J. Bolzon, William J. Link, Charles M. Warden, Barbara N. Lubash and Robin L. Praeger (collectively, the “Managing Directors”) are managing directors of VVIII-LLC and disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interests therein.

(3)

This calculation is based upon 49,315,130 shares of the Issuer’s Common Stock outstanding as of November 1, 2020, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2020, filed with the US Securities and Exchange Commission on November 4, 2020 (the “Form 10-Q”).

1.	Name of Reporting Persons Versant Side Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,871 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,871 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,871 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VSF-III. VVIII-LLC is the sole general partner of VSF-III and may be deemed to have voting and investment power over the securities held by VSF-III and as a result may be deemed to have beneficial ownership over such securities. Each of the Managing Directors disclaims beneficial ownership of these shares except to the extent of their respective pecuniary interests therein.

(3)	This calculation is based upon 49,315,130 shares of the Issuer’s Common Stock outstanding as of November 1, 2020, as reported in the Form 10-Q.

1.	Name of Reporting Persons Versant Development Fund III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 388,683 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 388,683 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 388,683 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.8% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VDF III. VVC-III is a majority member of VDF III and VVIII-LLC is the sole general partner of VVC-III and each of VVC III and VVIII-LLC may be deemed to have voting and investment power over the securities held by VDF III and as a result may be deemed to have beneficial ownership over such securities. Each of the Managing Directors disclaims beneficial ownership of these shares except to the extent of their respective pecuniary interests therein.

(3)	This calculation is based upon 49,315,130 shares of the Issuer’s Common Stock outstanding as of November 1, 2020, as reported in the Form 10-Q.

1.	Name of Reporting Persons Versant Ventures III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,388,683 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,388,683 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,388,683 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.8% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 994,129 shares held by VVC-III, (ii) 5,871 shares held by VSF-III and (iii) 388,683 shares held by VDF III. VVIII-LLC is the sole general partner of VVC-III and VSF-III and the sole general partner of the majority member of VDF III and may be deemed to have voting and investment power over the securities held by VVC-III, VSF-III and VDF III. Each of the Managing Directors disclaims beneficial ownership of these shares except to the extent of their respective pecuniary interests therein.

(3)	This calculation is based upon 49,315,130 shares of the Issuer’s Common Stock outstanding as of November 1, 2020, as reported in the Form 10-Q.

CUSIP No. 33938J106	13D

Explanatory Note:

This Amendment No 2. (“Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the “Commission”) on March 3, 2014, as amended by Amendment No. 1 filed with the Commission on June 21, 2016 (collectively, the “Original 13D”). Only those items that are hereby reported are amended; all other items reported in the Original 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original 13D.

Item 1. Security and Issuer

This joint statement on Schedule 13D/A is filed with respect to the common stock, par value $0.001 per share (the “Common Stock”) of Flexion Therapeutics, Inc., a corporation organized under the laws of the state of Delaware (the “Company”). The address of the principal executive offices of the Company is 10 Mall Road, Suite 301, Burlington, Massachusetts 01803.

Item 4. Purpose of Transaction

Solely on behalf of, and only to the extent that it relates to, the Reporting Persons, Item 4 of the Original 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons have previously reserved the right and continue to reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Company, dispose of some or all of the shares of Common Stock or other securities of the Company that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs), and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer

Solely on behalf of, and only to the extent that it relates to the Reporting Persons, Item 5 of the Original 13D is hereby amended as follows:

(a) and (b) See Items 7-11 of the cover pages of this Amendment.

(c) On January 15, 2021, VVC-III effected a pro rata distribution without additional consideration of 2,517,541 shares of Common Stock to (i) VVIII-LLC, its general partner and (ii) its limited partners. VVIII-LLC then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members.

On January 15, 2021, VSF-III effected a pro rata distribution without additional consideration of 14,868 shares of Common Stock to its limited partners.

(d) Under certain circumstances set forth in the respective limited partnership agreements and operating agreement of each of VVC-III, VSF-III and VDF III (the “Funds”), VVIII-LLC and the limited partners or members of the Funds may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Company owned by such entity of which they are a partner.

(e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on January 15, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2021

Versant Venture Capital III, L.P.
By:	Versant Ventures III, LLC
Its:	General Partner
By:	/s/ Robin L. Praeger

Versant Side Fund III, L.P.
By:	Versant Ventures III, LLC
Its:	General Partner
By:	/s/ Robin L. Praeger

Versant Development Fund III, LLC
By:	Versant Ventures III, LLC
Its:	General Partner
By:	/s/ Robin L. Praeger

Versant Ventures III, LLC
By:	/s/ Robin L. Praeger